SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

TF Financial Corporation
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

872391107
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,662
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,662
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,242
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,242
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,339
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,339
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,557
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 29,557
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS CBPS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,680
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,680
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,388
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,388
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,481
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 77,481
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,481
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872391107

1	NAME OF REPORTING PERSONS Dennis Pollack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,012
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,012
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 872391107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 2,838,493 Shares outstanding, as of September 30, 2012, which is the total number of Shares outstanding as reported in the Issuer's Form 10-Q for the third quarter of 2012 filed with the Securities and Exchange Commission.  On December 3, 2012, the Reporting Persons signed an Amendment No. 1 of the Agreement previously entered into with the Issuer.  A complete copy of this Amendment No. 1 of the Agreement is incorporated herein in its entirety as Exhibit A.

A.	SAL

(a)	As of the close of business on December 3, 2012, SAL beneficially owned 29,662 Shares.

Percentage: Approximately 1.0%.

(b)	1. Sole power to vote or direct the vote: 29,662

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,662

4. Shared power to dispose or direct the disposition: 0

(c)	SAL has not had any transactions in the Shares during the past 60 days.

B.	SIP

(a)	As of the close of business on December 3, 2012, SIP beneficially owned 29,242 Shares.

Percentage: Approximately 1.0%.

(b)	1. Sole power to vote or direct the vote: 29,242

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,242

4. Shared power to dispose or direct the disposition: 0

(c)	SIP has not had any transactions in the Shares during the past 60 days.

C.	SIPII

(a)	As of the close of business on December 3, 2012, SIPII beneficially owned 29,339 Shares.

Percentage: Approximately 1.0%.

(b)	1. Sole power to vote or direct the vote: 29,339

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,339

4. Shared power to dispose or direct the disposition: 0

(c)	SIPII has not had any transactions in the Shares during the past 60 days.

D.	LSBK

(a)	As of the close of business on December 3, 2012, LSBK beneficially owned 18,900 Shares.

Percentage: Approximately 0.7%.

(b)	1. Sole power to vote or direct the vote: 18,900

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 18,900

4. Shared power to dispose or direct the disposition: 0

(c)	LSBK has not had any transactions in the Shares during the past 60 days.

E.	Broad Park

(a)	As of the close of business on December 3, 2012, Broad Park beneficially owned 29,557 Shares.

Percentage: Approximately 1.0%.

(b)	1. Sole power to vote or direct the vote: 29,557

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 29,557

4. Shared power to dispose or direct the disposition: 0

(c)	Broad Park has not had any transactions in the Shares during the past 60 days.

F.	CBPS

(a)	As of the close of business on December 3, 2012, CBPS beneficially owned 8,680 Shares.

Percentage: Approximately 0.3%.

(b)	1. Sole power to vote or direct the vote: 8,680

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 8,680

4. Shared power to dispose or direct the disposition: 0

(c)	CBPS has not had any transactions in the Shares during the past 60 days.

G.	2514 MSF

(a)	As of the close of business on December 3, 2012, 2514 MSF beneficially owned 9,388 Shares.

Percentage: Approximately 0.3%.

(b)	1. Sole power to vote or direct the vote: 9,388

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 9,388

4. Shared power to dispose or direct the disposition: 0

(c)	2514 MSF has not had any transactions in the Shares during the past 60 days.

H.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 29,242 Shares owned by SIP and the 29,339 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK may be deemed the beneficial owner of the 18,900 Shares owned by LSBK.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 77,481 Shares.

Percentage: Approximately 2.7%.

(b)	1. Sole power to vote or direct the vote: 77,481

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 77,481

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri, SIP, SIPII and LSBK have not entered into any transactions in the Shares during the past 60 days.

I.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 29,662 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 29,242 Shares owned by SIP and the  29,339 Shares owned by SIPII, and (iii) as the sole officer of Veteri, the Trading Advisor of LSBK, may be deemed the beneficial owner of the 18,900 Shares owned by LSBK, (iv) as the investment manager for each of Broad Park, CBPS and 2514 MSF, may be deemed the beneficial owner of the 29,557 Shares owned by Broad Park, the 8,680 Shares owned by CBPS and the 9,388 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 154,768 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 5.5%.

(b)	1. Sole power to vote or direct the vote: 154,768

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 154,768

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman, SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF have not entered into any transactions in the Shares during the past 60 days.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

J.	Pollack
(a)	As of the close of business on December 3, 2012, Pollack beneficially owned 8,012 Shares.

Percentage: Approximately 0.3%.

(b)	1. Sole power to vote or direct the vote: 8,012

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 8,012

4. Shared power to dispose or direct the disposition: 0

(c)	Pollack has not entered into any transactions in the Shares during the past 60 days with the exception of the 5.0502 dividend reinvestment shares purchased on November 15, 2012, at $22.719 per share.

 The Reporting Persons disclaim any beneficial ownership of any Shares owned by Pollack but have included the Shares in this filing solely because the Reporting Persons requested that Pollack be added to the Board of Directors of the Issuer.

Signature Page to TF Financial Corporation Schedule 13D Amendment No. 2

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2012	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman President

/s/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

/s/ Dennis Pollack
DENNIS POLLACK

CUSIP No. 872391107	EXHIBIT A

AMENDMENT NO. 1
TO
AGREEMENT

This Amendment No. 1 to Agreement (“Amendment No. 1”) is dated this 3rd day of December, 2012, by and among TF Financial Corporation, a Pennsylvania corporation (the “Company”), and the individuals and entities identified on Exhibit A attached hereto (collectively, the “Group”; each individually, a “Group Member”).

RECITALS

WHEREAS, on November 4, 2011, the Company and the Group entered into an Agreement (the “Agreement”) whereby, among other things, the Company agreed to appoint one representative from the Group to the Company’s Board of Directors and the Group agreed to refrain from the taking of certain actions with respect to the Company;

WHEREAS, in accordance with Section 1 of the Agreement, the Company appointed Dennis Pollack to the Board of Directors of the Company;

WHEREAS, pursuant to Section 14 of the Agreement, the parties may amend the Agreement by an instrument in writing executed by all parties thereto; and

WHEREAS, the Company and the Group have agreed that it is in their mutual interests to amend and restate Section 7 of the Agreement in order to change the term of the Agreement and to enter into this Amendment No. 1 as hereinafter described;

NOW, THEREFORE, in consideration of the recitals and the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.           Amendment to Section 7 – Term and Termination.  Section 7 of the Agreement is hereby amended and restated by deleting such Section 7 and replacing it in its entirety with the following:

“Term and Termination.  This Agreement will commence on the date hereof and shall remain in effect until November 4, 2013 or for as long as the director appointed pursuant to Section 1 hereof remains a director of the Company, whichever is later, or until such earlier time as the Company shall cease to exist by reason of merger, sale of assets, liquidation, exchange of shares, or otherwise.  If, at any time during the term of this Agreement, as amended, the Group beneficially owns less than 5% of the outstanding capital stock of the Company, the Company may terminate this Agreement and the director appointed pursuant to Section 1 hereof shall automatically be deemed to have resigned from the Board of Directors and will no longer be eligible to serve on the Board of Directors. This Agreement may also be terminated by the parties hereto at any time by the written agreement of all parties to this Agreement.”

2.           Appointment to Committee.  At the next regular meeting of the Company’s Board of Directors after the date of this Amendment No. 1, the Company, through its Board of Directors, shall appoint Dennis Pollack to the Strategic Alternatives Committee (the “Committee”) of the Board of Directors.  The appointment shall be made in accordance with the Articles of Incorporation and Bylaws of the Company.   The Committee shall meet at least every two months and shall meet monthly if necessary. Mr. Pollack shall be paid $1,000 per month for his service on the Committee.

3.           Representations and Warranties of the Group Members.  The Group Members each hereby represent and warrant to the Company as of the date of this Amendment No. 1 that the Group Members each have full and complete authority to enter into this Amendment No. 1 and to make and comply with the representations, warranties and covenants contained herein, and that this Amendment No. 1 constitutes a valid and binding agreement of the Group and each Group Member.

4.           Representations and Warranties of the Company.  The Company hereby represents and warrants to the Group that the Company has full power and authority to enter into and perform its obligations under this Amendment No. 1, and the execution and delivery of this Amendment No. 1 by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and require no other corporate action.  This Amendment No. 1 constitutes a valid and binding obligation of the Company and the performance of its terms shall not constitute a violation of its Articles of Incorporation or Bylaws.

5.           No Amendments.  All terms and conditions of the Agreement, other than those amended hereby, are ratified and confirmed in all respects and remain in full force and effect and unchanged hereby.  The Agreement and this Amendment No. 1 shall be read, taken and construed as one and the same instrument.

6.           Governing Law and Choice of Forum. The internal laws of the Commonwealth of Pennsylvania, unless applicable federal law or regulation is deemed controlling, shall govern the construction and enforceability of this Amendment No. 1.  Any and all actions concerning any dispute arising hereunder shall be filed and maintained in a state or federal court, as appropriate, sitting in the Commonwealth of Pennsylvania.

7.           Severability.  If any term, provision, covenant or restriction of this Amendment No. 1 is held by any governmental authority or court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment No. 1 shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

8.           Successors and Assigns.  This Amendment No. 1 shall be binding upon and shall inure to the benefit of, and be enforceable by, the successors and assigns, and transferees by operation of law, of the parties.  Except as otherwise expressly provided for herein, this Amendment No. 1 shall not inure to the benefit of, be enforceable by, or create any right or cause of action in, any person, including any stockholder of the Company, other than the parties hereto.

9.           Amendments.  This Amendment No. 1 may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

10.           Counterparts.  This Amendment No. 1 may be executed in counterparts, each of which shall be an original, but each of which together shall constitute one and the same agreement.

This Amendment No. 1 has been duly executed and delivered by the parties hereto as of the day and year first above written.

TF FINANCIAL CORPORATION, a Pennsylvania corporation

By:	/s/ Kent C. Lufkin
Kent C. Lufkin
President and Chief Executive Officer

THE GROUP MEMBERS

/s/ Lawrence B. Seidman
Lawrence B. Seidman, Individually
/s/ Dennis Pollack
Dennis Pollack, Individually
SEIDMAN AND ASSOCIATES, LLC

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Manager

SEIDMAN INVESTMENT PARTNERSHIP, LP

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, President, Corporate General Partner, Veteri Place Corporation

SEIDMAN INVESTMENT PARTNERSHIP II, LP

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, President, Corporate General Partner, Veteri Place Corporation

LSBK06-08, LLC

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

BROAD PARK INVESTORS, LLC

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

CBPS, LLC

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

2514 MULTI-STRATEGY FUND, LP

By:	/s/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager

EXHIBIT A

The Group and Group Members

	Shares owned	Last date THRD shares purchased
Seidman and Associates, LLC	29,662	5/3/2010
Seidman Investment Partnership, LP	29,242	5/3/2010
Seidman Investment Partnership II, LP	29,339	5/11/2010
LSBK06-08, LLC	18,900	5/3/2010
Broad Park Investors, LLC	29,557	5/3/2010
2514 Multi-Strategy Fund, LP	9,388	4/28/2010
CBPS, LLC	8,680	5/3/2010
Lawrence B. Seidman	0	---
Dennis Pollack	8,012.502	11/15/2012